Chapman and Cutler LLP                                    111 West Monroe Street
                                                         Chicago, Illinois 60603

                                  May 31, 2018




Frank Buda
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


                                  Re: FT 7416
             Limited Duration Fixed Income ETF Portfolio, Series 25
                                 (the "Trust")
                      CIK No. 1734466 File No. 333-224530
--------------------------------------------------------------------------------



Dear Mr. Buda:

      We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENT

Portfolio (pg. 9)

      PLEASE DISCLOSE HOW THE TRUST DEFINES "LIMITED/SHORT DURATION" FOR PURPOSES OF THE ETFS IN WHICH IT INVESTS.

      Response: The reference to "short duration" on page 9 will be changed to "limited duration" and the following disclosure will be added to the same paragraph in a definitive filing of the Trust's Registration Statement:

       "The Sponsor generally defines limited duration as having an effective duration of seven years or less."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                        Very truly yours,

                                                        CHAPMAN AND CUTLER LLP


                                                        By /s/ Daniel J. Fallon
                                                           --------------------
                                                           Daniel J. Fallon


Enclosures